Exhibit 99.4

CONSENT OF QUALIFIED PERSON

I, William McCombe, P.Eng, consent to the public filing of the technical report titled “Prefeasibility Study Report for the Wheeler River Uranium Project, Saskatchewan, Canada” and dated September 24, 2018 (the “Technical Report”) by Denison Mines Corporation.

I also consent to any extracts from or a summary of the Technical Report in the press release of Denison Mines Corp. dated September 24, 2018 (the “Press Release”) of Denison Mines Corporation.

I certify that I have read the Press Release being filed by Denison Mines Corporation and that it fairly and accurately represents the information in the sections of the technical report for which I am responsible.

Dated this October 22, 2018

(Signed) “William E McCombe”

William McCombe, P. Eng

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